Exhibit 99.3

Mazor Robotics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on July 12, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary,  to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Mazor Robotics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 16, 2016 at  the Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd. to be held on July 19, 2016 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1.
Please direct the  Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes,then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

Extraordinary General Meeting of the
Shareholders of Mazor Robotics Ltd.

Date:    July 19, 2016
            See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

↓ Please separate carefully at the perforation and return just this portion in the envelope provided. ↓

			For	Against	Abstain
1.	Grant of a bonus to the CEO.		☐	☐	☐
			Yes	No
	1A	Do you have a personal interest in resolution 1*	☐	☐
			For	Against	Abstain
2.	Update of the CEO's employment agreement.		☐	☐	☐
			Yes	No
	2A	Do you have a personal interest in resolution 2*	☐	☐
			For	Against	Abstain
3.	Grant of options to the CEO.		☐	☐	☐
			Yes	No
	3A	Do you have a personal interest in resolution 3*	☐	☐
			For	Against	Abstain
4.
Grant of a bonus to Ms. Sharon Levita, the Company's Chief Financial Officer, Mr. Eli Zehavi, the Company's Chief Operating Officer and Vice President of Research and Development and to Mr. Doron Dinstein, the Company's Chief Medical Officer.
			☐	☐	☐
			Yes	No
	4A	Do you have a personal interest in resolution 4*	☐	☐

* If the answer is "Yes" -provide details regarding the nature of the personal interest below:

Authorized Signatures - This section must be completed for your instructions to be executed.

_____________________________________      __________________________
                        Please Sign Here                                             Please Date Above

_____________________________________      __________________________
                         Please Sign Here                                             Please Date Above

Extraordinary General Meeting of the
Shareholders of Mazor Robotics Ltd.
to be held on July 19, 2016
For Holders as of June 16, 2016

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York Time October 2, 2015.

PROXY TABULATOR FOR MAZOR ROBOTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903

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